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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PLATINUM ENTERTAINMENT, INC.
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                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
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                           (Title of Class of Securities)

                                     727909103
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                                   (CUSIP Number)
                                  Steven D. Devick
                            Platinum Entertainment, Inc.
                               2001 Butterfield Road
                                     Suite 1400
                           Downers Grove, Illinois 60515
                                   (630) 769-0033
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            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                   April 15, 1999
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              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP No 727909103
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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Steven D. Devick
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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) / /
          (b) / /
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   3.     SEC Use Only

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   4.     Source of Funds
          OO

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   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)  / /

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   6.     Citizenship or Place of Organization
          United States
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                   7.     Sole Voting Power
                          1,687,284
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                   8.     Shared Voting Power
                          56,250
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Number of
Shares Bene-       9.     Sole Dispositive Power
ficially by               1,687,284
Owned by        ----------------------------------------------------------------
Each
Reporting          10.    Shared Dispositive Power
Person With               56,250
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   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
          1,743,534
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   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                   / /
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   13.    Percent of Class Represented by Amount in Row (11)
          21.0%
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   14.    Type of Report Person (See Instructions)

          IN


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ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 (the "Common Stock"), of Platinum Entertainment, Inc. (the "Company"), whose principal executive office is located at 2001 Butterfield Road, Suite 1400, Downers Grove, Illinois 60515.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of Steven D. Devick. The present principal occupation or employment of Mr. Devick is as Chairman of the Board, Chief Executive Officer and President of the Company. The address of the principal business and principal office of the Company is 2001 Butterfield Road, Downers Grove, Illinois 60515. Mr. Devick is a United States citizen.

     (d) and (e). During the past five years, Mr. Devick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was Mr. Devick a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Mr. Devick was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 15, 1999, the Company issued, and Mr. Devick acquired from the Company, 2,500 shares of Series D Convertible Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"), and a warrant (the "Warrant") to purchase 504,167 shares of Common Stock for an aggregate purchase price of $2,500,000 (the "Purchase Price").

     The funds used by Mr. Devick to pay the Purchase Price were loaned to Mr. Devick by a bank in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

     On April 15, 1999, Mr. Devick acquired securities of the Company in addition to the securities of the Company that have been previously reported by Mr. Devick on a statement 13G previously filed with the Commission on February 13, 1997, and amended on February 13, 1998 and February 16, 1999. A copy of the Certificate of the Powers, Designations, Preferences and Rights of the Series D Preferred Stock (the "Series D Certificate") is attached hereto as Exhibit 1 and incorporated herein by reference and a copy of the Warrant is attached hereto as Exhibit 2 and incorporated herein by reference.
 Set forth below is a summary of the material terms of the Series D Preferred Stock and the Warrant. The following summary is qualified in its entirety by reference to the Series D Certificate and the Warrant.

     TERMS OF THE SERIES D PREFERRED STOCK

     DIVIDENDS. The Series D Preferred Stock accrues dividends compounded quarterly at an annual rate of 12% for the first year, 14% for the second year, 16% for the third year, 18% for the fourth and fifth years and 20% at all times thereafter, of the $1,000 per share liquidation value (the "Liquidation Value").

     OPTIONAL REDEMPTION. The Series D Preferred Stock is redeemable, in whole or part, at the option of the Company, at any time, on at least 60 days' notice, at a redemption price equal to the Liquidation Value plus accrued and unpaid dividends ( the "Redemption Value").

     CONVERSION.   A Series D Preferred stockholder has the right to convert
each share of Series D Preferred Stock, at the option of the holder, at any time or times, commencing two years from the date of issuance, into shares of Common Stock at $7.00 per share (the "Conversion Price"). The number of shares of Common Stock issuable upon conversion of a share of the Series D Preferred Stock will be such number as is equal to the quotient obtained by dividing the then applicable Redemption Value of such share by the Conversion Price. The Conversion Price and the number of shares issuable upon conversion of the Series D Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Series D Certificate.

     CHANGE OF CONTROL. In the event that there is a Change in Control of the Company (as defined below), the Company will be obligated to offer to purchase all of the outstanding shares of the Series D Preferred Stock at a price equal to a premium over the then applicable Redemption Value (the "Repurchase Price"). The Company is obligated to make such offer as soon as practicable and if possible not less than 60 days prior to the effective date of the Change in Control (the "Trigger Date"). Payment for the Series D Preferred Stock tendered pursuant to such offer will be made on the Trigger Date. "Change of Control" means (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any person or entity or group of persons or entitles acting in concert as a partnership or other group (a "Group of Persons"), (ii) the merger or consolidation of the Company with or into another corporation with the effect that the then existing stockholders of the Company hold less than 50% of the combined voting power of the then outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors, (iii) the replacement of a majority of the Board of Directors, over a two-year period, from the directors who constituted a majority of the Board of Directors at the beginning of such period, and such replacement shall not have been approved by the Board of Directors (or its replacements approved by the Board of Directors) as constituted at the beginning of such period, or

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(iv) a person or Group of Persons (other than the Purchasers (as defined in the Series D Certificate) and their affiliates) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the Company representing 49% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors. Notwithstanding the foregoing, no Change of Control shall be deemed to have occurred (a) upon the acquisition of any shares of Common Stock of the Company pursuant to the exercise of any warrants issued pursuant to the Investment Agreement (as defined in the Certificate of Designation), (b) upon exercise of any of the rights and privileges granted to each of the Purchasers pursuant to Section 6.2.5 of the Investment Agreement, (c) upon the exercise of any rights and privileges granted to the holders of the Series B Convertible Preferred Stock (as defined in the Series D Certificate) pursuant to Section 5.1 of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock, or (d) otherwise as a result of the equity ownership or designation of directors by the Investors or their affiliates, employees, partners or members.

     The Repurchase Price will be payable (A) in cash, in the case of a Change of Control pursuant to clauses (i) through (iii) of the definition of Change in Control set forth above and (B) at the Company's election, either in cash or in Common Stock, in the case of a Change in Control pursuant to clause (iv) of the definition of Change in Control set forth above. If paid in cash, the Repurchase Price shall be 110% of the then applicable Redemption Value. If paid in Common Stock, the Repurchase Price shall be 125% of the then applicable Redemption Value, and the shares issued will be registered under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by any holder of Series D Preferred Stock which accepts the Change in Control offer.

     LIQUIDATION PREFERENCES. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of the Series D Preferred Stock will be entitled to receive, after payment or provision for payment of the Company's debts and other obligations, in preference to the holder of any class of stock junior to the Series D Preferred Stock, an aggregate amount equal to the Liquidation Value plus accrued and unpaid dividends.

     VOTING RIGHTS. The Series D Preferred Stock shall have no voting rights except as required by law; provided that so long as any of the shares of the Series D Preferred Stock remain outstanding, the Company, shall not, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of the Series D Preferred Stock representing at least a majority of the aggregate voting power (i) authorize or issue any stock that is both junior to the Series B Convertible Preferred Stock and senior to or on a parity with the Series D Preferred Stock or (ii) reclassify any stock that is junior to the Series D Preferred Stock as both junior to the Series B Convertible Preferred Stock and senior to or on a parity with the Series D Preferred Stock.

     TERMS OF THE WARRANT. The Common Stock underlying the Warrant may be purchased at a price (the "Exercise Price") equal to $6.126 per share. The Exercise Price may be paid in cash or equivalent shares. The Exercise Price and the number of shares issuable upon exercise of the Warrant will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant. If the Series D Preferred Stock is redeemed in full during the twelve month period commencing on April 15, 1999, and ending on April 15, 2000, Mr. Devick will be required to return that portion of the Warrant (or the equivalent shares of Common Stock representing shares received upon exercise of the Warrant or part of the Warrant) exercisable into that number of shares equal to (i) 5,041.06 shares, multiplied by (ii) the number of months remaining in such twelve month period. In no event shall Mr. Devick be required to return greater than that portion of the Warrant exercisable into an aggregate 60,500 shares.

     EXERCISE PERIOD. The Warrant is exercisable at any time, or from time to time, from the date of issuance until April 15, 1999.

     PUT OPTIONS. At any time on or after the fifth anniversary of the issue date, any holder of the Warrant may require the Company to repurchase all of its Warrant and shares of Common Stock issued in connection with the exercise of its Warrant ("Five Year Put Option") at a price equal to the current market price of the Common Stock less the Exercise Price for the Warrant. At or any time after a Change of Control, any holder of the Warrant may require the Company to repurchase its Warrant ("Change of Control Put Option") at Fair Market Value (as defined in the Warrant). Change of Control under the Warrant is defined in the same manner as such term is defined in the Series D Certificate. The Company shall have no obligation to repurchase the Warrant or shares of Common Stock issued in connection with the exercise of the Warrant following the exercise of the Five Year Put Option, unless the holders of not less than a majority of the shares of Common Stock issued or issuable upon exercise of the Investor Warrants (as defined in the Warrant) shall also have exercised the "five year put" provided for in the Investor Warrants.

     Mr. Devick may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions Mr. Devick deems appropriate. Alternatively, Mr. Devick may sell all or a portion of the Series D Preferred Stock, Warrant, or Common Stock issued upon exercise of the Warrant or conversion of the Series D Preferred Stock in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted in connection with the transaction described above, however, in each case subject to the factors and conditions referred to above and to the terms of the Series D Preferred Stock and Warrant, as the case may be.

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     Except as described in the Warrant or the Series D Certificate, and as otherwise set forth in this Schedule 13D, Mr. Devick does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure of the Company; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Devick may be deemed to beneficially own an aggregate of 1,743,534 shares of Common Stock, which based on calculations made in accordance with Rule 13-d-3(d) and there being 6,791,485 shares of Common Stock outstanding on April 30, 1999, as disclosed by the Company in its Proxy Statement filed with the Commission on April 30, 1999, represents approximately 21.0% of the outstanding shares of Common Stock.

     As set forth above, on April 15, 1999, the Company issued to Mr. Devick, and Mr. Devick acquired, the Series D Preferred Stock and the Warrant.
Shares of Series D Preferred Stock are not convertible into shares of Common Stock until April 15, 2001. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, Mr. Devick is deemed to beneficially own zero (0) shares of Common Stock in connection with the conversion of Series D Preferred Stock. As of the date hereof, the Warrant may be exercised at any time and from time to time on or after April 15, 1999 (but no later than April 15, 2009), to purchase an aggregate 504,167 shares of Common Stock, subject to adjustment under certain circumstances. Accordingly, Mr. Devick may be deemed to beneficially own an aggregate of 504,167 shares of Common Stock in connection with the exercise of the Warrant.

     On December 12, 1997, the Company issued to Platinum Venture Partners II, L.P. ("PVP II"), and PVP II acquired, 250 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") and a warrant (the "PVP II Warrant") to purchase 450,000 shares of Common Stock. Mr. Devick is an executive officer of the general partner of PVP II, and in such capacity, may be deemed a beneficial owner with respect to Common Stock held by PVP II.
Mr. Devick has the right to purchase 56,250 shares of Common Stock pursuant to the exercise of the PVP II Warrant. Mr. Devick disclaims beneficial ownership with respect to the remaining shares that PVP II has the right to purchase pursuant to the exercise of the PVP II Warrant. Shares of Series C Preferred Stock are not convertible into shares of Common Stock until December 12, 1997. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, Mr. Devick is deemed to beneficially own zero (0) shares of Common Stock in connection with the conversion of Series C Preferred Stock.

     Mr. Devick has the right to acquire 996,828 shares of Common Stock pursuant to the exercise of stock options that are exercisable within 60 days.

     (b) Mr. Devick has the sole power to direct the vote and the disposition of 1,687,284 shares of Common Stock. In his capacity of executive officer of the general partner of PVP II, Mr. Devick may be deemed to share the power to direct the voting and disposition of the 56,250 shares of Common Stock that Mr. Devick may purchase pursuant to the exercise of the PVP II Warrant.

     (c) The acquisition of the Series D Preferred Stock and the Warrant, as set forth above, was effected within the past 60 days.

     Paragraphs (d) and (e) of Item 5 are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Company has granted Mr. Devick certain piggyback registration rights pursuant to a Registration Rights Agreement, dated April 15, 1999, which is attached hereto as Exhibit 3 and incorporated herein by reference, on the terms and conditions set forth therein, which requires the Company to register for resale to the public the shares of Common Stock issuable upon
(i) exercise of the Warrant or (ii) conversion of Series D Preferred Stock.

     Except as described elsewhere in this Schedule 13D and as set forth in the Series D Certificate, the Warrant and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2 and 3 respectively, and are incorporated herein by reference, to the best knowledge of Mr. Devick, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Certificate of the Powers, Designations, Preferences and Rights of the Series D Preferred Stock, dated April 14, 1999, governing Platinum Entertainment, Inc.'s Series D Convertible Preferred Stock, par value $.001 per share.

2. Warrant, dated April 15, 1999, for 504,167 shares of Common Stock, par value $.001 per share, of Platinum Entertainment, Inc. issued to Steven D. Devick.

3. Registration Rights Agreement, dated April 15, 1999, among Platinum Entertainment, Inc., Steven D. Devick, Craig J. Duchossois and Andrew J. Filipowski.

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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1999



                                        /s/ STEVEN D. DEVICK
                                        -----------------------------------
                                             Steven D. Devick














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                                   EXHIBIT INDEX

                                                                        Page No.

1.  Certificate of the Powers, Designations, Preferences and
Rights of the Series D Preferred Stock, dated April 14, 1999, governing Platinum Entertainment, Inc.'s Series D Convertible
Preferred Stock, par value $.001 per share. . . . . . . . . . . . . .

2. Warrant, dated April 15, 1999, for 504,167 shares of Common
Stock, par value $.001 per share, of Platinum Entertainment,
Inc. issued to Steven D. Devick. . . . . . . . . . . . . . . . . . . .

3. Registration Rights Agreement, dated April 15, 1999, among
Platinum Entertainment, Inc., Steven D. Devick, Craig J.
Duchossois and Andrew J. Filipowski. . . . . . . . . . . . . . . . . .













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